

Ben Swann · 3rd

CEO ISE Media Network

Atlanta, Georgia · 500+ connections · **Contact info**

TruthinMedia.com, BenSwann.com

 **California State Univ Dominguez Hills**

Featured



Ben Swann

Experience

Founder

TruthinMedia.com, BenSwann.com

Jun 2013 – Present · 7 yrs 2 mos

www.truthinmedia.com

 **Truth in Media: The Root of Police...**

 **Covering Justice March in Mexico City**

CEO ISE Media Network

ISE Media Network
Nov 2018 – Present · 1 yr 9 mos
Greater Atlanta Area



Anchor/Reporter

WGCL/CBS46
Jun 2015 – Jan 2018 · 2 yrs 8 mos
Greater Atlanta Area

Prime anchor for WGCL CBS46 at 4:00, 5:30, 6:00 and 11:00 pm





Anchor/Reporter

Fox 19 WXIX-TV (Raycom Media)
Dec 2010 – May 2013 · 2 yrs 6 mos
Cincinnati, Ohio Area

Main Co-Anchor At Fox 19
Check Out "Reality Check" @ www.Fox19.com



Content Creator

YouTube
2012 – 2013 · 1 yr

Show 2 more experiences ⌄

Education



California State University-Dominguez Hills
Master's degree, History and Philosophy



BYU
Bachelor's degree, Liberal Arts and Sciences, General Studies and Humanities

Skills & Endorsements

Television · 99+

 Endorsed by **5 of Ben's colleagues at FOX19 WXIX**

Storytelling · 99+

 Endorsed by **Robert Evans Wilson, Jr., who is highly skilled at this**

 Endorsed by **6 of Ben's colleagues at FO WXIX**

Social Media · 99+

 Endorsed by **David Foster and 13 others who are highly skilled at this**

 Endorsed by **2 of Ben's colleagues at FO WXIX**

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